
05007631

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS


PROCESSED

MAY 0 4 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34680 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/4/05

April 28, 2005

Consolidated annual results FY2004 (Year ended March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]


Sumitomo
Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

ARLS
3-31-05

1. Operations for the year ended March 31, 2005

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/decrease)	Operating income	(increase/decrease)	Income before income taxes and minority interests in earnings of subsidiaries	(increase/decrease)	Net income	(increase/decrease)
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2005	9,898,598	7.6	112,385	58.4	151,349	38.8	85,073	27.7
Year ended March 31, 2004	9,197,882	(0.3)	70,950	(20.5)	109,035	281.2	66,621	380.2

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to net worth	Net income before income tax ratio to total assets	Net income before income tax ratio to total trading transactions
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2005	72.83	72.82	10.2	2.9	1.5
Year ended March 31, 2004	62.66	61.31	9.9	2.2	1.2

Notes 1) Equity in earnings of associated companies, net (FY2004) 37,387 million yen (FY2003) 20,693 million yen
2) Average shares outstanding (consolidated) (FY2004) 1,168,142,925 (FY2003) 1,063,190,319
3) Changes of accounting policies None
4) Percentage figures are changes from the previous fiscal year.
5) Total trading transactions and Operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2005	5,533,127	934,891	16.9	776.61
March 31, 2004	5,012,465	730,848	14.6	686.99

Note) Shares outstanding (consolidated) (March 31, 2005) 1,203,811,504 (March 31, 2004) 1,063,835,086

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2005	(20,831)	(55,833)	115,825	453,891
Year ended March 31, 2004	61,754	57,929	(23,582)	415,574

(4) Number of consolidated subsidiaries and other associated companies (equity method)

Consolidated subsidiaries 606 Associated companies 230

(5) Changes in number of consolidated subsidiaries and other associated companies (equity method)

Consolidated (added 73, reduced 42) Associated (added 42, reduced 29)

2. Targets (fiscal year ending March 31, 2006)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2006	10,200,000	110,000

[Reference] Estimated net income (year ending March 31, 2006) per share (basic) ¥91.38

Caution Concerning Forward-looking Statement

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and through offices covering the globe and their information networks, operates in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including providing various forms of financing to customers and business partners, organizing and coordinating various projects, and investing in industries such as information technology and retailing.

(2) Commodities and content of businesses, and principal subsidiaries and associated companies by operating segment are as follows:

Operating segment	Commodities and contents of business / Principal subsidiaries and associated companies
Operating segment	Commodities and contents of business
	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S) ／ SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ◎ ／ Kiriu Corporation (S) ／ PT. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ Sumitomo Shoji Machinex Co.,Ltd. (S) ／ Perennial Power Holdings Inc.(S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV programs, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumisho Electronics Co., Ltd. (S) ○ ／ Sumitronics Corporation (S)
	Nissho Electronics Corporation (A) ◎ ／ Jupiter Telecommunications Co., Ltd. (A) ○ ／ Jupiter Programming Co., Ltd. (A)
	MS Communications Co.,Ltd.(A)
Chemical	Domestic sales, international trading and development of products related to new materials, electronics materials, inorganic chemicals, alkalis, bio-pharmaceuticals, medicals, agricultural chemicals, pet supplies, plastics and organic chemicals. Other related businesses.
	Sumitomo Shoji Plastics Co., Ltd. (S) ／ Sumitomo Shoji Chemicals Co., Ltd. (S) ／ Summit Agro Europe Ltd.(S)
	The Hartz Mountain Corporation (S) ／ Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, iron sources, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas),batteries and carbon products. Domestic power and energy related businesses.
	Sumisho Oil Corporation (S) ／ Sumisho LPG Holdings Co., Ltd.(S) ／ Nusa Tenggara Mining Corporation (S)
	Sumisho Coal Australia Pty Ltd. (S) ／ SC Minerals America ,Inc. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) ○ ／ Summit, Inc. (S) ／ Montrive Corporation (S) ／ Mammy Mart Corporation (A) ○
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp paper, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	Seven Industries Co.,Ltd. (S) ◎／ Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S)
	Sumisho & Mitsuibussan Kenzai Co., Ltd. (A) ／ IG Kogyo Co., Ltd (A) ／ P.T. Summitmas Property (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S) ／ Sumisho Capital Management Co. (S) ／ P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S) ／ Sumisho Montblanc Co., Ltd. (S) ／ Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 8 subsidiaries in China (S) ／ Sumitomo Australia Limited.(S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).
3. On August 1, 2005, Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. are going to merge.
   Sumisho Computer Systems Corporation will be the ongoing concern, and Sumisho Electronics Co., Ltd. will subsequently dissolve.
4. Sumisho Auto Leasing Corporation is becoming our wholly owned subsidiary on August 2, 2005 by share exchange.

Sumitomo Corporation and Subsidiaries

Management policy

1. Medium-term management strategies and business activity etc. during the period.

• Medium-term management plan: AA Plan

During the period under review, we actively implemented the "AA Plan,"[1] our medium-term management plan for the two years ending March 2005. Under this plan we have raised quantitative targets of (a) a consolidated risk-adjusted return[2] ratio of 6% or more on a two-year average basis and (b) a consolidated net income of ¥60 billion for fiscal year 2003, ¥70 billion in fiscal year 2004 and for a two-year total of ¥130 billion. We were able to achieve each of these targets.

In July 2004 we implemented a ¥100 billion-scale equity offering in Japan and overseas. The purpose of this equity offering is to allow us to expand our earning base further by increasing investments in our business that we believe will be profitable and have growth potential. During the period under review, we made a number of positive moves aimed at expanding our earnings base, including acquisitions of companies involved in the manufacturing and sales of automotive parts and of pet supplies, as well as additional acquisitions of oil field rights in the British waters of the North Sea and rights in the electric power business.

At the same time, as part of our efforts to enhance our corporate strength, we set up the Internal Control Committee and started work on further upgrading the internal control set up for the whole Sumitomo Corporation Group. We also reinforced our information security system, by expanding the role and functions of the Information Security Committee, whose objectives include the protection of personal information.

We continued to focus on strategic regions: In China, where we previously had regionally-divided business operations for the north, the east, and the south, we shifted to a system of business segment based wide-zone

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[1] "AA" is short for "Approach for Achievement." The name of the plan is an expression of our determination to approach a level of earning power sufficient to cover our shareholders' capital cost.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

operations covering the entire country. In Russia and other countries of the CIS (Commonwealth of Independent States), we moved forward with wide-zone operations by creating the post of the General Manager for CIS. For India, a country with great economic growth potential, we dispatched company-wide, cross-departmental missions aimed largely at developing new business opportunities. In April this year, we created the post of the General Manager for Southeast Asia so as to further promote our wide-zone operations in this area. We have also reinforced our wide-zone operations in South America by creating the post of the General Manager for South America under the General Manager for the Americas.

• Creating and expanding core businesses

In order to achieve the objectives of the AA Plan, our business units have been devoting energy to the creation and expansion of core businesses. The following are some examples of our undertakings:

(i) Metal Products Business Unit

In our steel service center business, which we have been developing on a global scale, we pushed ahead with the further expansion of our business base in this field. In Indonesia, we further reinforced our business operations with moves including the introduction of the country's first equipment for an automotive coil blanking line so as to meet demand for steel for use in automobiles. In China, where demand for steel continues to expand, we moved vigorously to develop our business on various fronts: In Zhejiang province, we established a steel service center, and in Guangdong province, we established subsidiaries for the processing and sales of tool steel and for the manufacturing of automotive parts. We also undertook an equity investment in a company in Jiangsu province involved in the processing and sales of electrical steel sheet for use as a material in transformer cores.

(ii) Transportation & Construction Systems Business Unit

We worked to extend our earnings base in a variety of business fields through the enhancement of our multifunctional "value chain."[3] In the automobile-related business, we established a subsidiary in Germany and entered the field of used car-related businesses, such as distribution, financing and insurance. In the aircraft business, we got into the field of aero-engine leasing business for commercial airliners with the establishment of a joint-venture with an Irish company that is the world's largest independent aero-engine leasing company. In the area of railways and transportation, we became the first Japanese company to enter the

[3] "Value chain" refers to the set of arrangements for creating and providing products and services with high added value throughout the course of business activities ranging from the procurement of raw materials through manufacturing, sales, and after-sales service.

field of freight car leasing in Russia through an equity investment in a major freight car leasing company. In the construction equipment business, we moved to expand our business base in Finland and the three Baltic States with the acquisition of a distributor of construction equipments made by Komatsu Ltd.

(iii) Machinery & Electric Business Unit

We actively expanded our electric power business to achieve a more stable and sustainable earnings base with moves including the additional acquisition of rights to the Hermiston thermal power plant in the United States. In Vietnam, we started commercial operation at the Phase Two Project of Phu My No. 2 Thermal Power Plant. In Taiwan, Sun Ba Power Corporation and Star Energy Power Corporation, private-sector electric power-generating companies in which we have equity stakes, also started commercial operation of their thermal power plant. In the environmental field, we cooperated with Kashima Power Corporation in reducing its emissions of carbon dioxide by supporting the shift to liquefied natural gas (LNG) as the fuel for its cogeneration business in the Kashima coastal industrial zone. In the area of new technologies, together with AIES Co., Ltd., a company with PET plastic bottle recycling technology, we commenced work on businesses for the recycling of PET plastic bottles in Europe, North America and other areas.

(iv) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator, continued to steadily increase its base of subscribers, thanks in part to the start of full-fledged digital services, and it got its shares listed on the Jasdaq Securities Exchange. Jupiter Programming Co., Ltd., which provides programming for cable TV and satellite broadcasting services, achieved favorable results, supported by increased profits from its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator. We also moved actively to develop our cinema complex[4] business; we made United Cinemas Co., Ltd. into a subsidiary, and we started operations at United Cinemas Toshimaen. In addition, the film *Hanochi* (*Half a Confession*), in which we invested, won the 28th Japan Academy Prize Picture of the Year Award, just as *Tasogare Seibei* (*The Twilight Samurai*) did for the 26th. In the electronics business area, we continued to enjoy strong sales of advanced-technology materials, particularly blue-colored light-emitting diode die and silicon wafers.

(v) Chemical Business Unit

We entered the pet-related business field in the United States with the acquisition of The Hartz Mountain Corporation, the United States' leading company in manufacturing and sales of pet supplies. Our business relating to basic petrochemical materials did well, benefiting from the higher prices for materials such as crude oil, naphtha and natural gas, and from the growth of demand in China and elsewhere around the world. We also enjoyed good performance in the field of advanced technologies, recording substantial growth in the transactions of Sumitomo Shoji Plastics Co., Ltd., in electronic materials for mobile phones and the like. We also increased our supply transactions in inorganic materials for display glass thanks to the growth in demand for plasma and LCD flat-panel televisions.

(vi) Mineral Resources & Energy Business Unit

We continued to enjoy strong performance at our Batu Hijau copper and gold mine development project in Indonesia, due in part to the rise in the prices of copper and gold. We also invested actively in upstream natural resource interests—primarily coal, copper, oil and liquefied natural gas (LNG), which we have identified as a priority area. Specifically, we acquired additional mining interests for coking coal in Queensland, Australia, and we provided financing for a project to increase coking coal production in Russia. Together with Sumitomo Metal Mining Co., Ltd., we made an equity investment in a copper mine development company in Peru. In addition, we acquired additional rights to multiple oil fields in the British waters of the North Sea, and made a new acquisition of rights to a gas field in the U.S. waters of the Gulf of Mexico.

(vii) Consumer Goods & Service Business Unit

In the fashion brand business, we acquired Montrive Corporation, which is the exclusive distributor in Japan for the German luxury chenille fabrics brand "FEILER." In the health food business, we established Sumisho Wellness Co., Ltd., together with Toyo Shinyaku Co., Ltd., as a company to manufacture and sell food supplements and cosmetic products. In the area of supermarket chain business, Summit, Inc., which operates a food supermarket chain centering on the Tokyo area, continued to achieve positive business results. In the area of textile business, together with Suminoe Textile Co., Ltd., and Asahi Kasei Fibers Corporation, we established Sumisho Airbag Systems Co., Ltd. for the manufacturing and sales of side-curtain airbag cushions, an automobile safety device for protecting occupants from side-impact accidents, for which demand is expected to increase; this joint-venture began operations aimed at commercialization of this product.

(viii) Materials & Real Estate Business Unit

To expand our business base in the production of ready-mixed concrete, S.C. Cement Co., Ltd., acquired Nagoya SOC Kabushiki Kaisha, which conducts manufacturing and sales of this product mainly in the Nagoya area. In the area of multiple urban redevelopment projects, which form the core of our construction and real estate business, construction work started on the redevelopment project, that includes condominiums and commercial facilities in the Kachidoki 6-chome district of central Tokyo. In addition, we also started work on the super-high-rise condominium project that we are conducting in cooperation with ORIX Real Estate

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[4] A "cinema complex" is a compound facility consisting of multiple movie theaters.

Corporation and other companies using the former site of the Osaka University Hospital. In the building rental business, we moved strategically to promote the replacement of existing assets with the liquidation of our headquarters building and the purchase of an additional rental building in the Kanda district of Tokyo, which we have identified as a strategic district and where we already operate and manage eight buildings.

(ix) Financial & Logistics Business Unit

As the first *sogo shosha* (integrated trading company) that made a full-scale entry into the credit card business, we moved ahead with the operations of Sumisho Card Inc. (card brand "SOBLIO CARD") in tandem with Sumitomo Mitsui Card Co., Ltd. We established Sumitrans South China Co., Ltd., to strengthen our presence as a provider of comprehensive logistic services in southern China, by utilizing the framework of the Closer Economic Partnership Arrangement between China and Hong Kong. In addition, we made steady progress in developing the business of the Thang Long Industrial Park in Vietnam and the First Philippine Industrial Park in the Philippines, entering into an agreement with Yamaha Motor Co., Ltd. and Honda Motor Co., Ltd., for each company to set up their motorcycle plant in the former and latter, respectively.

• Aim for being "a global organization that contributes broadly to society"

The Sumitomo Corporation Group is heir to the "Sumitomo's business philosophy" that has been passed down for 400 years, and in line with this philosophy we are carrying out our business activities placing prime importance on integrity and observing utmost respect for the individual. Aiming to be a global organization that contributes broadly to society through sound business activities, accompanied by strict compliance with laws and regulations, consideration for the environment, and contributions to local communities, we implemented measures as described below.

(i) Corporate governance and legal compliance

We undertook moves to strengthen our internal control set up, including the establishment of the Internal Control Committee, so as to achieve the improvement of management efficiency and maintenance of sound management that are the objectives of our corporate governance. In order to achieve even fuller compliance with applicable laws and regulations, we conducted training sessions throughout the Sumitomo Corporation Group, and we promoted the establishment of Compliance Committees and adoption of the "Speak Up" System[5] at Group companies.

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[5] The "Speak Up" System is a system that allows employees to report information directly to the Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it via the routine chain of command.

(ii) Implementation of global human resource strategies and maintenance and enhancement of workplace environment

We intensified our efforts on securing, training and utilizing human resources with steps including the active promotion of locally hired staff members in overseas operations and the establishment of the Human Resources Development Promotion Committee. In line with the objective of maintaining and enhancing the workplace environment wherein employees can work actively and freely, in April this year, we established the SCG Counseling Center with a view to maintaining employees' mental health.

(iii) Initiatives for environmental conservation

Because of the effectiveness of the Kyoto Protocol, the business to abate global warming will be energized more strongly than ever. In this context, we have been conducting a variety of activities that contribute to reduce the emission of Greenhouse Gases. Especially, an HFC (Hydrofluorocarbon) reduction project in India, which we have participated in, became the first project "registered" by the United Nations among those which Japanese firms are involved in.

(iv) Contributions to society

In addition to our fundamental stance of contributing to society through sound business activities, we continued our support for overseas scholarship programs, including scholarships to support students in Asian countries, and assistance for the Junior Philharmonic Orchestra in Japan. In recognition of the latter, the Association for Corporate Support of the Arts awarded Sumitomo Corporation its 2004 Mecenat Award for Fostering of Musical Talents. In addition, the Sumitomo Corporation Group as a whole provided support for the regions affected by the mid Niigata prefecture (Chuetsu) earthquake and by the earthquake off the west coast of Sumatra and subsequent tsunami in the Indian Ocean.

2. Management challenges

Through a series of medium-term management plans since 1999—the "Reform Package", the "Step Up Plan" and the "AA Plan"—the Sumitomo Corporation Group has worked to expand its earnings base and to enhance its corporate strength with a view to achieving a level of earning power sufficient to cover our shareholders' capital cost (a consolidated risk-adjusted return ratio of 7.5%). Under the medium-term management plan for the two years starting this April—the AG Plan, we will work on a globally consolidated basis to expand our earnings base through dynamic growth strategies, implement human resource strategies matching our growth strategies, and pursue soundness and efficiency in management. We also aim to achieve the quantitative targets of a consolidated risk-adjusted return ratio of 7.5% or above each year of the plan, and make strategic moves for further growth and development.

Considering the expansion of the earnings base during the AA Plan (FY2003-2004) and the recent operating environments, we revised upward the quantitative target of net income for the AG Plan announced in October 2004, from two-year total of 190 billion yen (rough indication: 90 billion yen for FY2005 and 100 billion yen for FY2006) to 230 billion yen (110 billion yen for FY2005 and 120 billion yen for FY2006).

Revised quantitative targets (FY2005-2006)

- **Risk-adjusted return ratio: 7.5% or above each year**
- **Net income : two-year total of 230 billion yen**
  (FY2005: 110 billion yen, FY2006: 120 billion yen)

The directions for the AG Plan are the followings:

(1) Expansion of our earnings base through dynamic growth strategies
Based on the growth strategies in each business unit and regional organization, we will make strategic investments aggressively focusing on businesses that we believe to be profitable and have growth potential.

(2) Implementation of human resource strategies matching our growth strategies
We will promote diversification of recruitment and hiring process, strategic training, and placement of human resources.

(3) Pursuit of soundness and efficiency
In order to expand our earnings power steadily, we will continue advancing our risk management and also upgrade our operational quality and efficiency.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage expanding our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

Our basic dividend policy has been to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy, we decided to introduce the dividend reflecting financial results. In consideration of the retained earnings required for our sustained growth, we will decide the dividend based on the payout ratio at around 20%.

Thereby, we will increase the ordinary dividend to 7 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal year 2004 will be 11 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal year 2003 was 8 yen per share.)

In addition, in the event of achieving the net income target of 110 billion yen for fiscal year 2005, the annual dividend will be 18 yen per share.

5. Corporate Governance

(1) Fundamental principles

- **Sumitomo Corporation Corporate Governance Principles**

  We view corporate governance as the "improvement of management efficiency" and the "maintenance of sound management", as well as "securing a high level of management transparency" which is required to achieve the first two goals. With the "Sumitomo Spirit" and "Management Principles" as our ethical backbone, we will strengthen our corporate governance to build an optimal management structure to fulfill the interests of all stakeholders.

"Sumitomo Spirit"—embodied in "Business Principles"
(Established in 1891)

1. Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

"Management Principles"
(Established in 1998)

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

(2) Corporate Governance policies

① Corporate governance structure

Sumitomo Corporation's corporate governance structure is as shown below.


General Meeting of Shareholders
Board of Directors (Chairman of the board of Directors)
Board of Corporate Auditors
Advisors
President and CEO Executive Officers
Company-wide committees
Corporate Social Responsibility Committee, Medium-Term Management Plan Committee, Promoting Team for Intergrated Risk Management, IR Committee, Compliance Committee, Committee for Promoting Social Contributions Human Resources Committee, Global Environment Committee, Loan and Investment Committee, Information Security Committee, Internal Control Committee, Disclosure Committee
Corporate Group
Business Units
Domestic and Overseas Offices

② State of maintenance and recent works of Corporate Governance and Internal Control

- **About Sumitomo Corporation's Compliance System**

In November 2000, a Compliance Committee was established in order to strengthen our system of compliance under the direct instruction of the President. Compliance Leaders have been nominated in each of the domestic business units and also in each of the other regional and overseas subsidiaries and branches. Both the Compliance Committee and the Compliance Leaders are in charge of strengthening compliance within the Company and certain subsidiaries and branches. One of the further roles of the Compliance committee and each Compliance Leaders are to increase awareness of compliance among officers and employees.

When compliance problems do occur, they should be handled through the chain of command. However, for situations where reports cannot be made through the chain of command or routine methods do not work, we have created a system whereby those who have noticed problems may directly contact the Compliance Committee called the "Speak Up" System. In addition, in 2001, the Compliance Manual was created under the supervision of the Compliance Committee. Corporate officers must stress "top priority on compliance" and "speedy thorough reporting" on every opportunity.

- **Initiatives to enhance corporate governance**

  —Reinforcement and enhancement of the corporate auditing system

  In June 2003, in addition to the two legal experts who act as our outside corporate auditors, we appointed an accounting expert as a third outside corporate auditor, making the majority of our auditors outsiders. We aim to establish an auditing setup based on diverse perspectives.

  —Appointment of outside advisors

  In April 2003, we appointed four individuals with diverse management and operational experiences to act as our advisers and provide us with a broad range of advice concerning our medium- and long-term management strategies and business plans.

  —Reduction of the size of the Board of Directors

  We have reduced the number of our directors from 24 before June 2003 to 12 in order to facilitate more efficient and prompt deliberation and decision-making.

  —Limit to chairman and president's term of office

  We have adopted an executive officer system to further clarify executive responsibility and authority and to strengthen the oversight function for our board, and we have limited the terms of office for our chairman and our president to no more than three two-year terms, respectively.

We have put together the "Sumitomo Corporation Corporate Governance Principles" as above and announced them on our homepage.

- **Reinforcement of the function and the role of Information Security Committee**

  In April 2004, we reinforced the function and the role of Information Security Committee, which had been established in Oct. 2001. The committee is reviewing the firm-wide framework and the policy of the information security and is establishing countermeasures for the risk of leaking the confidential information, including personal data. And the committee is also managing the application of the personal information protection law.

- **Establishment of the Disclosure Committee**

  In April 2005, we established the Disclosure Committee in order to upgrade company's disclosure system. The purpose of the committee is to improve our public relation activity and our investor relation activity and to improve timely disclosure mainly required by Tokyo Stock Exchange. The functions of the committee are to collect information to be disclosed, to examine the most effective way of disclosure and to instruct the importance of the disclosure to our staffs.

- To advance internal control

  To upgrade quality of our business activity, we are carrying out the Internal Control Project. The purpose of the project is to upgrade the internal control system covering our affiliates all over the world.

③ Maintenance of the Risk Management Structure

A. Risk Management Structure

a. Risk management structure in business units

Under our current risk management structure, each of the industry-based business units and the two regional operations assume the primary responsibility for risk management with respect to specific projects, including decisions as to whether to assume certain risks within the general risk management framework set at the corporate level. The planning and administrative department of each business unit is involved in providing risk management support and expertise.

b. Discussion and verification of strategies for business lines

Each of the business units and regional operations establishes a strategy for its business lines, based on assessments of the potential growth of the business lines, the risks specific to it and potential profitability. The President, the head of each business unit, and certain senior managers of the Corporate Group hold strategic meetings on a quarterly basis to discuss the strategies established by each business unit and regional operations. Issues such as firm-wide control of risk-adjusted assets, which are the maximum amount of losses that could be incurred if all identified potential risks were actually to occur, and allocation of management resources among business units are discussed in the management meetings held among the heads of the business units.

c. Function of the Corporate Group

The Financial Resources Management Group, or FRMG, develops, implements and operates a centralized risk management infrastructure that monitors and manages risk for the company as a whole. The FRMG is responsible for establishing the risk management framework and developing appropriate decision-making tools, such as an internal credit rating system to assess the credit of customers and counter parties and standardized investment and exit criteria. The FRMG also monitors and advises on risk concentration in certain countries and business areas and holds loan and investment committee. With respect to large-scale projects, certain senior managers of the Corporate Group join the loan and investment committee meetings to decide whether to assume certain risks and proceed with such projects.

B. Risk Categorization and Management

a. In order to effectively manage risks, we categorize them into quantifiable risks and non-quantifiable risks and set up basics policies and framework for managing each of them as follows.

b. Quantifiable Risks

Our risk management operations strive to quantify certain risks such as credit risk, market risk and investment risk, and incorporate them into the assessment of assets, in order for the company as a whole to manage balance between such risk and the company's buffer and in order for each business unit to set the appropriate target levels of return reflective of the risk. We establish the risk management policy and its procedure for each type of quantifiable risks.

c. Non-Quantifiable Risks

In addition to quantifiable risks, our business has certain risks that cannot be easily quantified, such as operational risk, legal risk and natural disasters. For the management of such risks that cannot be quantified, we seek to minimize or eliminate them through the activities of departments or to set up insurance in order to transfer the risk to the third party considering the frequency of occurrence and potential impact.

We established an Integrated Risk Management Team responsible for conducting firm-wide reviews to identify non-quantifiable risks and prioritize them based on the frequency of occurrence and potential impact, establish and implement plans to manage the risks and monitor the progress of such plans on a continuing basis.

④ Internal Auditing Department, Corporate Auditor and Auditors

Internal Auditing Department has almost 40 staffs lead by a Corporate Officer. The department processes internal audit on domestic and overseas branches and affiliates. The results of the internal audit are reported to the President and the internal auditor has a meeting with the President to report the result monthly.

Internal Auditing Department and the Corporate Auditors are independent from each other but communicate with each other on the process of establishment of the audit plan. And the results of the internal audit are reported to Corporate Auditors.

Please refer Sumitomo Corporate Governance Principles for the system of Corporate Auditors.

KPMG AZSA & Co. (AZSA) audits our company. Corporate Auditors and AZSA have meeting regularly to exchange their information. There are no special relationships between the Company and AZSA or auditors of AZSA. AZSA set up the rule to prohibit the same auditor to perform the Company's audit over the certain period consequently.

6. Parent company information

As the Company does not have a parent company, nothing is applicable for this item.

Sumitomo Corporation and Subsidiaries

Management results

1. Operating results for the fiscal year 2004

The consolidated total trading transactions for the fiscal year 2004 amounted to 9,898.6 billion yen representing 7.6% growth from the previous year, despite the decrease effect by the appreciation of the yen.

Gross profit increased by 61.8 billion yen to 563.1 billion yen, despite the decrease effect of appreciation of the yen. The segments which showed large increases were Transportation & Construction Systems, due to the expansion of the business base in automobile lease and finance business in Japan and Asia, and Consumer Goods & Service, due to strong performances in retail business such as food supermarket Summit. Overseas Subsidiaries and Branches also increased mainly due to the strong performance of Sumitomo Corporation of America.

Selling, general and administrative expenses increased by 15.5 billion yen from the previous year, resulting from increases in personnel expenses due to the expansion of business activities at subsidiaries and amortization of software, which was invested to upgrade our information system.

We recognized gain on issuance of stock by Jupiter Telecommunications, our associated companies listed on the Jasdaq securities exchange, and impairment loss on real estate for rent in Yokohama area.

In addition, equity in earnings of associated companies increased by 16.7 billion yen to 37.4 billion yen mainly contributed by the strong performances of Batu Hijau copper and gold mine project and Jupiter Telecommunications.

As a result, net income for the fiscal year 2004 totaled 85.1 billion yen, which is a record-high for two consecutive years.

2. Targets for the full fiscal year

The targets for the fiscal year ending March 31, 2006 are as follows:

Total trading transactions	10,200 billion yen
Net income	110 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial Position

As of March 31, 2005, total assets increased by 520.7 billion yen to 5,533.1 billion yen from March 31, 2004 as a result of strategic investments to expand earnings base and the increase of operating assets due to business expansion.

Shareholders' equity increased by 204.0 billion yen to 934.9 billion yen, resulting from issuing new shares in July and the increase in retained earnings. As a result, the shareholders' equity ratio improved by 2.3 points to 16.9%.

In fiscal year 2004, net cash used in operating activities was 20.8 billion yen due to the expansion of business activities, while generating cash by strong business performances. Net cash used in investing activities was 55.8 billion yen due to the strategic investments to expand business base. Accordingly, free cash flow was negative 76.7 billion yen. Net cash provided by financing activities was 115.8 billion yen mainly due to issuance of new shares.

As a result, cash and cash equivalents as of March 31, 2005 increased by 38.3 billion yen to 453.9 billion yen form March 31, 2004.

4. Risks of investments, etc.

Since we conduct business over wide range of industrial fields in Japan and overseas, our financial results and condition are reported with a certain premise on future events including economic trends, condition of financial market and commodity market, etc. which are beyond our control.

It might be possible that whether our investments are well performed or not, credit risk of our counterparts, whether our pension funds are enough or not, etc. bring fluctuation to our financial performance and condition, and cash flow.

The fact that parts of our investments might be concentrated in specific markets, objectives, and regions, and the Copper Trading Litigation are also considered as risks.

For further information, please refer to our Annual Report, which our recognized risks for investments, etc. will be reported.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended March 31, 2005 and 2004

	Millions of yen		Millions of U.S. Dollars
	March 31, 2005	March 31, 2004	March 31, 2005
Revenues:			
Sales of tangible products	¥ 1,586,057	¥ 1,284,117	$ 14,823
Sales of services and others	463,242	424,479	4,329
Total revenues	2,049,299	1,708,596	19,152
Cost of revenues:			
Cost of tangible products sold	(1,361,767)	(1,097,503)	(12,727)
Cost of services and others	(124,402)	(109,761)	(1,162)
Total cost of revenues	(1,486,169)	(1,207,264)	(13,889)
Gross profit	563,130	501,332	5,263
Other income (expenses) :			
Selling, general and administrative expenses	(437,849)	(422,363)	(4,092)
Settlements received (paid) on copper trading litigation	2,815	(7,139)	26
Provision for doubtful receivables	(12,896)	(8,019)	(121)
Impairment losses on long-lived assets	(29,548)	(5,178)	(276)
Gain on sale of property and equipment, net	11,468	13,320	107
Interest income	14,562	15,684	136
Interest expense	(23,207)	(22,058)	(217)
Dividends	6,386	6,934	60
Other than temporary losses on securities	(8,927)	(23,237)	(83)
Gain on sale of marketable securities and other investments, net	16,339	39,557	153
Gain on issuances of stock by subsidiaries and associated companies	12,603	–	118
Equity in earnings of associated companies, net	37,387	20,693	349
Other, net	(914)	(491)	(8)
Total other income (expenses)	(411,781)	(392,297)	(3,848)
Income before income taxes and minority interests in earnings of subsidiaries	151,349	109,035	1,415
Income taxes	(57,849)	(35,697)	(541)
Income before minority interests in earnings of subsidiaries	93,500	73,338	874
Minority interests in earnings of subsidiaries, net	(8,427)	(6,717)	(79)
Net income	¥ 85,073	¥ 66,621	$ 795
Total trading transactions	¥ 9,898,598	¥ 9,197,882	$ 92,510

	Yen		U.S. Dollars
Amounts per share of common stock:			
Net income			
Basic	¥ 72.83	¥ 62.66	$ 0.68
Diluted	72.82	61.31	0.68
Cash dividends applicable for the period	¥ 11.00	¥ 8.00	$ 0.10

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2005 and 2004

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2005	March 31, 2004	March 31, 2005
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 453,891	¥ 415,574	$ 4,242
Time deposits	10,246	2,690	96
Marketable securities	23,154	2,823	216
Receivables—trade			
Notes and loans	307,133	238,213	2,871
Accounts	1,355,706	1,178,006	12,670
Associated companies	84,884	151,156	793
Allowance for doubtful receivables	(11,005)	(8,851)	(103)
Inventories	503,767	412,340	4,708
Deferred income taxes	39,161	37,613	366
Advance payments to suppliers	56,878	51,541	532
Other current assets	271,218	140,128	2,535
Total current assets	3,095,033	2,621,233	28,926
Investments and long-term receivables:			
Investments in and advances to associated companies	394,618	383,980	3,688
Other investments	502,658	468,986	4,698
Long-term receivables	620,835	597,461	5,802
Allowance for doubtful receivables	(45,672)	(49,957)	(427)
Total investments and long-term receivables	1,472,439	1,400,470	13,761
Property and equipment, at cost less accumulated depreciation	720,392	768,553	6,732
Prepaid expenses, non-current	94,838	98,589	886
Deferred income taxes, non-current	10,149	9,369	95
Other assets	140,276	114,251	1,311
Total	¥ 5,533,127	¥ 5,012,465	$ 51,711

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.
2) The Company reclassified Mining rights from "Other assets" to "Property and equipment, at cost less accumulated depreciation" in a manner consistent with the accounting guidance in Emerging Issues Task Force Issue No. 04-02.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2005 and 2004

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2005	March 31, 2004	March 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 412,217	¥ 452,064	$ 3,852
Current maturities of long-term debt	438,534	330,622	4,098
Payables-trade			
Notes and acceptances	101,735	107,474	951
Accounts	878,952	771,092	8,215
Associated companies	18,266	22,829	171
Income taxes	20,226	15,890	189
Accrued expenses	60,539	61,228	566
Advances from customers	85,392	66,232	798
Other current liabilities	182,197	99,773	1,703
Total current liabilities	2,198,058	1,927,204	20,543
Long-term debt, less current maturities	2,213,651	2,218,415	20,688
Accrued pension and retirement benefits	11,782	10,895	110
Deferred income taxes, non-current	85,708	38,797	801
Minority interests	89,037	86,306	832
Shareholders' equity:			
Common stock	219,279	169,439	2,049
Additional paid-in capital	238,859	189,621	2,232
Retained earnings			
Appropriated for legal reserve	17,686	17,686	165
Unappropriated	442,630	365,894	4,137
	460,316	383,580	4,302
Accumulated other comprehensive income (loss)	17,083	(11,237)	160
Treasury stock, at cost	(646)	(555)	(6)
Total shareholders' equity	934,891	730,848	8,737
Total	¥ 5,533,127	¥ 5,012,465	$ 51,711

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the years ended March 31, 2005 and 2004

	Millions of Yen				Millions of U.S. Dollars	
	March 31, 2005		March 31, 2004		March 31, 2005	
Common stock:						
Balance, beginning of period	¥	169,439	¥	169,439	$	1,583
Increase by issuance of new shares of common stock		49,840		-		466
Balance, end of period	¥	219,279	¥	169,439	$	2,049
Additional paid-in capital:						
Balance, beginning of period	¥	189,621	¥	189,548	$	1,772
Increase by issuance of new shares of common stock		49,199		-		460
Gain on sale of treasury stock		39		73		0
Balance, end of period	¥	238,859	¥	189,621	$	2,232
Retained earnings appropriated for legal reserve:						
Balance, beginning of period	¥	17,686	¥	17,686	$	165
Increase		-		-		-
Balance, end of period	¥	17,686	¥	17,686	$	165
Unappropriated retained earnings:						
Balance, beginning of period	¥	365,894	¥	307,781	$	3,420
Net income		85,073		66,621		795
Cash dividends paid		(9,070)		(8,508)		(85)
Effect of the change in the reporting period of affiliates		733		-		7
Balance, end of period	¥	442,630	¥	365,894	$	4,137
Accumulated other comprehensive income (loss):						
Balance, beginning of period	¥	(11,237)	¥	(64,993)	$	(105)
Other comprehensive income, net of tax		28,274		53,756		264
Effect of the change in the reporting period of affiliates		46		-		1
Balance, end of period	¥	17,083	¥	(11,237)	$	160
Treasury stock:						
Balance, beginning of period	¥	(555)	¥	(749)	$	(5)
(Purchase) disposition of treasury stock, net		(91)		194		(1)
Balance, end of period	¥	(646)	¥	(555)	$	(6)
Disclosure of comprehensive income (loss):						
Net income for the period	¥	85,073	¥	66,621	$	795
Net unrealized holding gains on securities available-for-sale	¥	28,543	¥	79,485	$	267
Foreign currency translation adjustments		755		(26,099)		7
Net unrealized (losses) gains on derivatives		(1,024)		370		(10)
Other comprehensive income, net of tax	¥	28,274	¥	53,756	$	264
Comprehensive income for the period	¥	113,347	¥	120,377	$	1,059

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the years ended March 31, 2005 and 2004

	Millions of Yen		Millions of U.S. Dollars
	2005	2004	2005
Operating activities:			
Net income	¥ 85,073	¥ 66,621	$ 795
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	77,967	81,177	729
Provision for doubtful receivables	12,896	8,019	121
Impairment losses on long-lived assets	29,548	5,178	276
Gain on sale of property and equipment, net	(11,468)	(13,320)	(107)
Other than temporary losses on securities	8,927	23,237	83
Gain on sale of marketable securities and other investments, net	(16,339)	(39,557)	(153)
Gain on issuances of stock by subsidiaries and associated companies	(12,603)	-	(118)
Equity in earnings of associated companies, less dividend received	(33,238)	(17,395)	(311)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(245,975)	(108,271)	(2,299)
Increase in inventories	(90,807)	(3,449)	(849)
Increase in payables	139,720	62,027	1,306
Other, net	35,468	(2,513)	332
Net cash (used in) provided by operating activities	(20,831)	61,754	(195)
Investing activities:			
Changes in:			
Property and equipment	(61,294)	(68,274)	(573)
Marketable securities and investments	(71,605)	76,769	(669)
Loans	84,414	48,920	789
Time deposits	(7,348)	514	(69)
Net cash (used in) provided by investing activities	(55,833)	57,929	(522)
Financing activities:			
Changes in:			
Short-term debt	(56,911)	(175,757)	(532)
Long-term debt	74,169	160,909	693
Proceeds from issuance of new shares of common stock, net of stock issue expenses	98,625	-	922
Cash dividends paid	(9,070)	(8,508)	(85)
Other,net	9,012	(226)	84
Net cash provided by (used in) financing activities	115,825	(23,582)	1,082
Effect of exchange rate changes on cash and cash equivalents	(844)	(4,885)	(7)
Net increase in cash and cash equivalents	38,317	91,216	358
Cash and cash equivalents, beginning of period	415,574	324,358	3,884
Cash and cash equivalents, end of period	¥ 453,891	¥ 415,574	$ 4,242

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Sumitomo Corporation and Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2.Consolidation and investments in subsidiaries and associated companies

(1) Number of majority-owned subsidiaries: 606

Number of domestic subsidiaries: 196

Number of foreign subsidiaries: 410

See P.2 for more detail of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 230

Number of domestic associated companies: 80

Number of foreign associated companies: 150

See P.2 for more detail of these associated companies.

3.Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

Any security classified as either available-for-sale or held-to-maturity is reduced to fair value by a charge to earnings for other than temporary decline in fair value.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.
The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

For the years ended March 31, 2005 and 2004

Operating segments:

2005:

Segment	Gross profit (Millions of Yen)	Net income (Millions of Yen)	Segment assets As of March 31 (Millions of Yen)	Total trading transactions (Millions of Yen)
Metal Products	¥ 49,904	¥ 13,294	¥ 472,640	¥ 1,096,556
Transportation & Construction Systems	113,263	13,500	871,470	1,571,179
Machinery & Electric	32,176	3,836	457,367	1,462,786
Media, Electronics & Network	44,089	24,846	374,977	448,783
Chemical	28,498	4,669	217,234	525,677
Mineral Resources & Energy	35,155	14,881	497,078	1,732,578
Consumer Goods & Service	98,922	4,601	325,102	776,920
Materials & Real Estate	38,672	(8,441)	606,132	385,440
Financial & Logistics	17,043	2,768	232,792	134,205
Domestic Regional Business Units and Offices	41,222	4,701	396,207	1,070,653
Overseas Subsidiaries and Branches	78,133	22,435	625,377	1,318,628
Segment Total	577,077	101,090	5,076,376	10,523,405
Corporate and Eliminations	(13,947)	(16,017)	456,751	(624,807)
Consolidated	¥ 563,130	¥ 85,073	¥ 5,533,127	¥ 9,898,598

2004:

Segment	Gross profit (Millions of Yen)	Net income (Millions of Yen)	Segment assets As of March 31 (Millions of Yen)	Total trading transactions (Millions of Yen)
Metal Products	¥ 41,965	¥ 7,600	¥ 390,391	¥ 976,822
Transportation & Construction Systems	98,586	9,555	792,960	1,535,512
Machinery & Electric	28,235	1,789	435,727	1,329,198
Media, Electronics & Network	40,758	7,473	374,952	418,226
Chemical	22,791	(140)	174,866	429,918
Mineral Resources & Energy	27,126	7,127	345,682	1,420,501
Consumer Goods & Service	90,440	5,789	304,593	831,403
Materials & Real Estate	47,830	9,150	615,253	366,971
Financial & Logistics	15,675	2,441	193,540	96,626
Domestic Regional Business Units and Offices	40,437	1,661	379,277	1,156,594
Overseas Subsidiaries and Branches	55,767	7,006	493,258	1,151,742
Segment Total	509,610	59,451	4,500,499	9,713,513
Corporate and Eliminations	(8,278)	7,170	511,966	(515,631)
Consolidated	¥ 501,332	¥ 66,621	¥ 5,012,465	¥ 9,197,882

2005:

Segment	Gross profit (Millions of U.S.Dollars)	Net income (Millions of U.S.Dollars)	Segment assets As of March 31 (Millions of U.S.Dollars)	Total trading transactions (Millions of U.S.Dollars)
Metal Products	$ 466	$ 124	$ 4,417	$ 10,248
Transportation & Construction Systems	1,059	126	8,145	14,684
Machinery & Electric	301	36	4,274	13,671
Media, Electronics & Network	412	232	3,504	4,194
Chemical	266	44	2,030	4,913
Mineral Resources & Energy	329	139	4,646	16,193
Consumer Goods & Service	925	43	3,038	7,261
Materials & Real Estate	361	(79)	5,665	3,602
Financial & Logistics	159	26	2,176	1,254
Domestic Regional Business Units and Offices	385	44	3,703	10,006
Overseas Subsidiaries and Branches	730	210	5,845	12,324
Segment Total	5,393	945	47,443	98,350
Corporate and Eliminations	(130)	(150)	4,268	(5,840)
Consolidated	$ 5,263	$ 795	$ 51,711	$ 92,510

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of March 31,2005 and March 31,2004

As of March 31, 2005:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 5,183	¥ -	¥ -	¥ 5,183
Available-for-sale:				
Equity securities	151,294	187,827	(1,736)	337,385
Debt securities	16,949	32	-	16,981
Held-to-maturity	10,221	54	-	10,275
	¥ 183,647	¥ 187,913	¥ (1,736)	¥ 369,824

As of March 31, 2004:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 237	¥ -	¥ -	¥ 237
Available-for-sale:				
Equity securities	164,749	138,345	(2,965)	300,129
Debt securities	1,688	63	-	1,751
Held-to-maturity	11,921	16	(1)	11,936
	¥ 178,595	¥ 138,424	¥ (2,966)	¥ 314,053

As of March 31, 2005:	Millions of U.S. Dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	$ 48	$ -	$ -	$ 48
Available-for-sale:				
Equity securities	1,414	1,755	(16)	3,153
Debt securities	159	0	-	159
Held-to-maturity	96	0	-	96
	$ 1,717	$ 1,755	$ (16)	$ 3,456

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥107=US$1.

Highlights of consolidated annual results 2004 (Year ended March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Year ended March 31, 2005 (A)	Year ended March 31, 2004 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	5,631	5,013	618	12%
Other income (expenses) :				
Selling, general and administrative expenses	(4,378)	(4,224)	(155)	(4%)
Settlements on copper trading litigation	28	(71)	100	-
Provision for doubtful receivables	(129)	(80)	(49)	(61%)
Impairment losses on long-lived assets	(295)	(52)	(244)	(471%)
Gain on sale of property and equipment, net	115	133	(19)	(14%)
Interest expense, net of interest income	(86)	(64)	(23)	(36%)
Dividends	64	69	(5)	(8%)
Loss on valuation of marketable securities and investments, net	(89)	(232)	143	62%
Gain on sale of marketable securities and investments, net	163	396	(232)	(59%)
Gain on issuances of stock by subsidiaries and associated companies	126	-	126	-
Equity in earnings of associated companies, net	374	207	167	81%
Other, net	(9)	(5)	(4)	(86%)
Total other income (expenses)	(4,118)	(3,923)	(195)	(5%)
Income before income taxes and minority interests in earnings of subsidiaries	1,513	1,090	423	39%
Income taxes	(578)	(357)	(222)	(62%)
Income before minority interests in earnings of subsidiaries	935	733	202	28%
Minority interests in earnings of subsidiaries, net	(84)	(67)	(17)	(26%)
Net income	851	666	185	28%
Total trading transactions	98,986	91,979	7,007	8%
Operating income	1,124	710	414	58%
Basic profit (Calculation for reference)*	1,100	668	432	65%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net
For the year ended March 31, 2004, basic profit was calculated by using 58% as the multiplier.

Summary

Gross profit
<Businesses which contributed to the increase>
- Steel service centers operation
- Automobile lease and finance businesses in Japan and Asia such as Sumisho Auto Leasing, and ships business
- Plant business mainly in Asia
- Coal business in Australia
- Retail business such as supermarket Summit
- Sumitomo Corporation of America

<Decrease effect>
- Effect of the appreciation of the yen

Selling, general and administrative expenses
- Increase in personnel expenses due to the expansion of business activities at subsidiaries
- Increase in amortization of software

Provision for doubtful receivables
- Provision for receivables which collection is delaying
- Provision for receivables going through legal liquidation

Impairment losses on long-lived assets
- Impairment loss on real estate for rent in Yokohama area

Gain on sale of property and equipment, net
- Sales of office buildings

Gain on sale of marketable securities and investments, net
- Capital gains generated mostly by the continuous unwinding of cross shareholdings

Gain on issuances of stock by subsidiaries and associated companies
- Listing Jupiter Telecommunications on the Jasdaq Securities Exchange

Equity in earnings of associated companies, net
- Strong performances in Batu Hijau copper and gold mine project, Jupiter Telecommunications, Sumisho Lease, and Jupiter Programming, etc.

Segment Information	Gross profit			Net income			Assets		
	Year ended March 31, 2005	Year ended March 31, 2004	increase/ (decrease)	Year ended March 31, 2005	Year ended March 31, 2004	increase/ (decrease)	As of March 31, 2005	As of March 31, 2004	increase/ (decrease)
Metal Products	499	420	79	133	76	57	4,726	3,904	822
Transportation & Construction Systems	1,133	986	147	135	96	39	8,715	7,930	785
Machinery & Electric	322	282	39	38	18	20	4,574	4,357	216
Media, Electronics & Network	441	408	33	248	75	174	3,750	3,750	0
Chemical	285	228	57	47	(1)	48	2,172	1,749	424
Mineral Resources & Energy	352	271	80	149	71	78	4,971	3,457	1,514
Consumer Goods & Service	989	904	85	46	58	(12)	3,251	3,046	205
Materials & Real Estate	387	478	(92)	(84)	92	(176)	6,061	6,153	(91)
Financial & Logistics	170	157	14	28	24	3	2,328	1,935	393
Domestic Regional Business Units and Offices	412	404	8	47	17	30	3,962	3,793	169
Overseas Subsidiaries and Branches	781	558	224	224	70	154	6,254	4,933	1,321
Segment Total	5,771	5,096	675	1,011	595	416	50,764	45,005	5,759
Corporate and Eliminations	(139)	(83)	(57)	(160)	72	(232)	4,568	5,120	(552)
Consolidated	5,631	5,013	618	851	666	185	55,331	50,125	5,207

Unit: 100 millions of yen (rounded to the nearest 100 million)

Assets and Liabilities	As of March 31, 2005	As of March 31, 2004	increase/ (decrease)
Total assets	55,331	50,125	5,207
Total shareholders' equity	9,349	7,308	2,040
Shareholders' equity ratio	16.9%	14.6%	2.3pt
Working Capital	8,970	6,940	2,029
Interest - bearing liabilities, gross	28,402	27,959	443
Interest - bearing liabilities, net	23,760	23,776	(16)
Debt - equity ratio, net (times)	2.5	3.3	(0.8pt)

Summary

Total assets
- Increase of operating assets due to business expansion
- Strategic investments to expand earnings base

Total shareholders' equity, Shareholders' equity ratio, Debt - equity ratio, net (times)
- Improved due to the issuance of new shares and increase in retained earnings
  As a result, debt-equity ratio, net improved to 2.5 times

Cash Flows	Year ended March 31, 2005	Year ended March 31, 2004
Net cash (used in) provided by operating activities	(208)	618
Net cash (used in) provided by investing activities	(558)	579
Free Cash Flow	(767)	1,197
Net cash provided by (used in) financing activities	1,158	(236)
Effect of exchange rate changes on cash and cash equivalents	(8)	(49)
Net increase in cash and cash equivalents	383	912

Summary

Free Cash Flow
- Increase of operating assets due to business expansion
- Strategic investments to expand earnings base

Net cash provided by (used in) financing activities
- Issued new shares

-Notification of dividend -

Our basic dividend policy has been to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy, we decided to introduce the dividend reflecting financial results. In consideration of the retained earnings required for our sustained growth, we will decide the dividend based on the payout ratio at around 20%. Thereby, we will increase the ordinary dividend to 7 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal year 2004 will be 11 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal year 2003 was 8 yen per share.)

Targets (Year ending March 31, 2006)	Year ending March 31, 2006 (C)	Year ended March 31, 2005 (D)	increase/(decrease) amount (C)-(D)	increase/(decrease) percentage
Gross profit	6,200	5,631	569	10%
Other income (expenses) :				
Selling, general and administrative expenses	(4,800)	(4,378)	(422)	(10%)
Interest expense, net of interest income	(140)	(86)	(54)	(63%)
Dividends	60	64	(4)	(6%)
Equity in earnings of associated companies, net	450	374	76	20%
Other income (expenses) net of provision for doubtful receivables	100	(90)	190	-
Total other income (expenses)	(4,330)	(4,118)	(212)	(5%)
Income before income taxes and minority interests in earnings of subsidiaries	1,870	1,513	357	24%
Income taxes	(670)	(578)	(92)	(16%)
Income before minority interests in earnings of subsidiaries	1,200	935	265	28%
Minority interests in earnings of subsidiaries	(100)	(84)	(16)	(19%)
Net income	1,100	851	249	29%
Total trading transactions	102,000	98,986	3,014	3%
Basic profit (Calculation for reference)*	1,229	1,100	129	12%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Summary

Gross profit
- Expansion of our core business
- Expansion of business base through M&A

Interest expense, net of interest income
- Increase of interest-bearing liabilities due to the expansion of earnings base
- Rise in interest rate (US$)

Equity in earnings of associated companies, net
- Strong performances in Jupiter Telecommunications, Sumisho Lease, and Jupiter Programming, etc.
- Contributions from new investments

Other income (expenses) net of provision for doubtful receivables
- Unexpected losses through the continuous replacement of assets.
- Gain on sale of securities of Coach Japan

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Achievement & Growth Plan (AG Plan) FY2005-2006

-Achieving 7.5% of risk-adjusted return ratio and aiming for further growth-

Through a series of medium-term management plans since 1999—the "Reform Package", the "Step Up Plan" and the "AA Plan"—the Sumitomo Corporation Group has worked to expand its earnings base and to enhance its corporate strength with a view to achieving a level of earning power sufficient to cover our shareholders' capital cost (a consolidated risk-adjusted return ratio of 7.5%). Under the medium-term management plan for the two years starting this April—the AG Plan, we will work on a globally consolidated basis to expand our earnings base through dynamic growth strategies, implement human resource strategies matching our growth strategies, and pursue soundness and efficiency in management. We also aim to achieve the quantitative targets of a consolidated risk-adjusted return ratio of 7.5% or above each year of the plan, and make strategic moves for further growth and development.

Considering the expansion of the earnings base during the AA Plan (FY2003-2004) and the recent operating environments, we revised upward the quantitative target of net income for the AG Plan announced in October 2004, from two-year total of 190 billion yen (rough indication: 90 billion yen for FY2005 and 100 billion yen for FY2006) to 230 billion yen (110 billion yen for FY2005 and 120 billion yen for FY2006).

Revised quantitative targets (FY2005-2006)

- **Risk-adjusted return ratio: 7.5% or above each year**
- **Net income : two-year total of 230 billion yen**
  (FY2005: 110 billion yen, FY2006: 120 billion yen)

The directions for the AG Plan are the followings:

(1) Expansion of our earnings base through dynamic growth strategies
Based on the growth strategies in each business unit and regional organization, we will make strategic investments aggressively focusing on businesses that we believe to be profitable and have growth potential.

(2) Implementation of human resource strategies matching our growth strategies
We will promote diversification of recruitment and hiring process, strategic training, and placement of human resources.

(3) Pursuit of soundness and efficiency
In order to expand our earnings power steadily, we will continue advancing our risk management and also upgrade our operational quality and efficiency.

For Immediate Release

Sumitomo Corporation Announces Financial Results for the Fiscal Year ended March 31, 2005

On April 28, 2005, Sumitomo Corporation announced its consolidated results for the fiscal year ended March 31, 2005, prepared on the basis of accounting principles generally accepted in the United States of America.

Net income for the fiscal year was 85.1 billion yen, an increase of 18.5 billion yen or representing 28% growth from the previous year.

1. Operating results

○ Gross profit was 563.1 billion yen, an increase of 61.8 billion yen or representing 12% growth from the previous year despite the decrease effect by the appreciation of the yen.

○ Businesses which contributed to the increase are as follows:

- Metal Products:
  Steel service centers operation
- Transportation & Construction Systems:
  Automobile lease and finance businesses in Japan and Asia, and ships business
- Machinery & Electric:
  Plant businesses in Indonesia and Malaysia
- Mineral Resources & Energy:
  Coal business in Australia
- Consumer Goods & Service:
  Retail business such as supermarket Summit
- Overseas Subsidiaries and Branches:
  Businesses at Sumitomo Corporation of America

○ Selling, general and administrative expenses were 437.8 billion yen increased by 15.5 billion yen from the previous year, mainly in personnel expenses, due to acquisitions and the expansion of business activities at subsidiaries, and in amortization of software, which was invested to upgrade our information system.

○ Provision for doubtful receivables was 12.9 billion yen, mainly related to receivables from a telecommunication project in South America and other businesses under legal liquidation.

○ Impairment losses on long-lived assets were 29.5 billion yen, including 22.9 billion yen of "Queens Square," a property for rent in Yokohama area.

○ Gain on issuances of stock by subsidiaries and associated companies was 12.6 billion yen, listing Jupiter Telecommunications on JASDAQ securities exchange in March.

○ Equity in earnings of associated companies increased by 16.7 billion yen to 37.4 billion yen resulting from improvements in Batu Hijau copper & gold mine project and Jupiter Telecommunications, and continuous strong performances in Sumisho Lease and Jupiter Programming.

○ As a result, net income for the fiscal year totaled 85.1 billion yen, an increase of 18.5 billion yen or representing 28% increase from the previous year, which is a record-high for two consecutive years.

○ Our Basic Profit* was 110.0 billion yen, a large increase of 43.2 billion or representing 65% increase from the previous year. We consider this is representing the achievements of expanding our earnings base during the AA Plan.

*The sum of gross profit, selling, general and administrative expenses, interest expense, net of interest income and dividends multiplied by 59% and combined with equity in earnings of associated companies.

2. Financial position

○ Total assets as of March 31, 2005 amounted to 5,533.1 billion yen, an increase of 520.7 billion yen from March 31, 2004. This was mainly due to strategic investments to expand earnings base, and the increase of operating assets due to business expansion.

- Shareholders' equity amounted to 934.9 billion yen, improved by 204.0 billion yen resulting from issuing new shares in July, which raised approximately 100 billion yen, and the increases in retained earnings and net unrealized holding gains on securities available-for-sale. The shareholders' equity ratio was 16.9%, improved by 2.3 points from March 31, 2004.

- Debt-equity ratio, net was 2.5 times, improved by 0.8 points from March 31, 2004.

3. Dividend Increase

Our basic dividend policy has been to meet shareholders' expectation by ensuring long-term, stable dividends. In addition to this basic policy, we decided to introduce the dividend reflecting financial results. In consideration of the retained earnings required for our sustained growth, we will decide the dividend based on the payout ratio at around 20%.

Thereby, we will increase the ordinary dividend to 7 yen per share, half amount based on the dividend payout ratio at 20%. The annual dividend for fiscal year 2004 will be 11 yen per share, which includes the interim dividend of 4 yen per share. (Annual dividend for fiscal 2003 was 8 yen per share.)

4. Upcoming medium-term management plan, the Achievement & Growth Plan

In October 2004, we announced the outline of the medium-term management plan, the "Achievement & Growth Plan," or the "AG Plan," for fiscal years 2005 and 2006. Our original targets under the AG Plan were to achieve risk-adjusted return ratio of 7.5% or above for each year and two-year total net income of 190 billion yen.

However, we have revised upward the two-year net income target to 230 billion yen considering our performance of expanding earnings base during the AA Plan and the recent operating environment. The breakdown will be 110 billion yen for fiscal year 2005 and 120 billion yen for fiscal year 2006.

5. Targets for the full fiscal year

Targets for the fiscal year ending March 31, 2006 are as follows:

	Targets
Gross profit	620 billion yen
SG & A	(480) billion yen
Equity in earnings of associated companies, net	45 billion yen
Other income net of provision for doubtful receivables	10 billion yen
Net income	110 billion yen

○ Gross profit is expected to expand to 620 billion yen due to expansion of our core businesses and expansion of business base through M&A.

○ Equity in earnings of associated companies is expected to be 45 billion yen. In addition to contribution by new investments, performances in Jupiter Telecommunications, Sumisho Lease and Jupiter Programming are expected to show continuous strong performances.

○ Other income net of provision for doubtful receivables is estimated to be around plus 10 billion yen. We incorporated approximately 15 billion yen of unexpected losses through the continuous replacement of assets, while 24 billion yen gain on sale of securities of Coach Japan is included.

For further information contact:
Sumitomo Corporation Investor Relations Dept.
Phone: +81-3-5166-3522 Fax :+81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

(English Translation)

April 28, 2005

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka
President and CEO
(Code No.: 8053, First Section, Tokyo Stock Exchange)
Contact: Mitsuru Iba
General Manager, Corporate Communications Department
(Tel. No.: 81-3-5166-3089)

Sumisho Auto Leasing Corporation
Hironori Kato
President
(Code No.: 4703, First Section, Tokyo Stock Exchange)
Contact: Fumiaki Iwase
Senior Managing Director
(Tel. No.: 81-3-5358-6311)

Notice Concerning Execution of Share Exchange (*kabushiki kokan*) Agreement

Please be advised that (a) Sumitomo Corporation ("Sumitomo Corporation") and Sumisho Auto Leasing Corporation ("Sumisho Auto Leasing"), at a meeting of our respective Board of Directors held on April 28, 2005, resolved to implement a share exchange (*kabushiki kokan*) (the "Share Exchange") pursuant to which Sumitomo Corporation will become the 100% parent company of Sumisho Auto Leasing and Sumisho Auto Leasing will become a wholly-owned subsidiary of Sumitomo Corporation, and (b) the companies have entered into a Share Exchange Agreement.

1. Purpose of Share Exchange

Together with Sumisho Auto Leasing, Sumitomo Corporation has been examining every possible means to expand the operation of Sumisho Auto Leasing, a consolidated subsidiary of Sumitomo Corporation and a core operation within Sumitomo Corporation's Automotive Division.

NOTICE FOR SHAREHOLDERS RESIDENT IN THE U.S.

The exchange offer or business combination referred to in this document involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

By various strategic initiatives, such as the acquisition of the auto leasing business of Apolloservice Co., Ltd. in April 2000, the acquisition of Kawasho Lavie Corporation in February 2003 (which was subsequently merged into Sumisho Auto Leasing in April 2004), the acquisition of Kubota Lease Corporation in April 2003 and a capital investment into Mazda Car Rental Corporation in January 2005, Sumisho Auto Leasing has steadily expanded the scale of its operation.

The auto leasing market in Japan has entered a stage of maturity, and the trend towards a market heavily dominated by a handful of top companies pursuing profits through the economies of scale is expected to become more and more pronounced from now. Sumitomo Corporation and Sumisho Auto Leasing believe that, in such a market environment, it will become increasingly important hereafter to improve customer satisfaction by providing more sophisticated and differentiated service as well as by achievement of cost reductions through management and operational efficiency improvements, while at the same time, pursuing the expansion of one's scale of business through the mergers and acquisitions.

Accordingly, Sumitomo Corporation and Sumisho Auto Leasing have concluded that it is necessary and most appropriate to implement the Share Exchange, pursuant to which they will demonstrate their combined integrated corporate strengths and mobility as members of the Sumitomo Corporation Group.

2. Terms and conditions, etc. of Share Exchange

(1) Timetable of Share Exchange

April 28, 2005	Board of Directors' approval of Share Exchange Agreement
	Execution of Share Exchange Agreement
June 24, 2005 (scheduled)	General meeting of shareholders to approve Share Exchange Agreement (Sumisho Auto Leasing only)
July 27, 2005 (scheduled)	Sumisho Auto Leasing's shares to be delisted
August 2, 2005 (scheduled)	Date of Share Exchange

Sumitomo Corporation will implement the Share Exchange, without holding a general meeting of shareholders to approve the Share Exchange (as permitted pursuant to Article 358 of the Commercial Code of Japan providing for a simplified share exchange (*kan-i kabushiki kokan*)).

(2) Share exchange ratio and basis for calculation

	Sumitomo Corporation (Future 100% parent company)	Sumisho Auto Leasing (Future wholly-owned subsidiary)
Share Exchange Ratio	1	5.03

(Notes)

1. Allotment ratio

For each Sumisho Auto Leasing share, 5.03 Sumitomo Corporation shares will be allotted and issued. However, no allotment will be made for the 10,271,000 Sumisho Auto Leasing shares held by Sumitomo Corporation.

2. Basis for calculation of share exchange ratio

For purposes of calculating the aforementioned ratio, Sumitomo Corporation appointed Nomura Securities Co., Ltd. and Sumisho Auto Leasing appointed Daiwa Securities SMBC Co., Ltd. to act as third party institutions to each calculate their respective proposed share exchange ratio proposed by Sumitomo Corporation and Sumisho Auto Leasing, respectively. The aforesaid share exchange ratio was agreed to by Sumitomo Corporation and Sumisho Auto Leasing as a result of consultation between them based on the results of such calculations.

3. Third party institution's calculation results, calculation methods, and calculation basis

Nomura Securities Co., Ltd. calculated the share exchange ratio for the Share Exchange by taking into account, on a comprehensive basis, the results of (i) (x) a valuation of Sumitomo Corporation using the average market price method (*shijo kabuka heikin hou*), and (y) a valuation of Sumisho Auto Leasing using the average market price method and the adjusted dividend discount model (*shusei haitou waribiki hou*), and (ii) consideration of premiums in comparable transactions. Daiwa Securities SMBC Co., Ltd. calculated the share exchange ratio by taking into account, on a comprehensive basis, the results of an analysis of the company values of Sumitomo Corporation and Sumisho Auto Leasing through combined use of each of the following valuation methods: (a) a valuation of Sumitomo Corporation using the average market price method, and (b) a valuation of Sumisho Auto Leasing using the average market price method and the discounted cash flow method, together with as a reference value the comparable companies comparison method and the current net assets evaluation method.

4. Number of new shares to be issued by Sumitomo Corporation for Share Exchange

Common stock: 45,994,320 shares.

5. Base date for calculation of dividends for new shares

Dividends on the new shares to be issued by Sumitomo Corporation at the time of the Share Exchange will be calculated using April 1, 2005 as the calculation base date.

(3) Cash to be paid in connection with Share Exchange

No cash will be paid in connection with the Share Exchange.

3. Outline of Parties to Share Exchange (as of March 31, 2005)

(1) Name	Sumitomo Corporation (Future 100% parent company)	Sumisho Auto Leasing (Future wholly-owned subsidiary)
(2) Description of Business	Integrated trading company	Leasing and sales of automobiles
(3) Date of Incorporation	December 24, 1919	February 21, 1981
(4) Address of Head Office	8-11, Harumi 1-chome, Chuo-ku, Tokyo	20-2, Nishishinjuku 3-chome, Shinjuku-ku, Tokyo
(5) Representative	Motoyuki Oka, President and CEO	Hironori Kato, President
(6) Paid-in Capital	219,278 million yen	2,750 million yen
(7) Number of Issued Shares	1,204,608,547 shares	19,415,000 shares
(8) Shareholders' Equity	713,338 million yen	29,634 million yen
(9) Total Assets	3,430,414 million yen	150,112 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	4,643	505
(12) Main Customers	A multitude	Asahi Breweries Group Kao Group Mediceo Group
(13) Majority Shareholders and Percentage of Shareholdings	1. The Master Trust Bank of Japan, Ltd. (Trust account) 7.69%	1. Sumitomo Corporation 52.90%
	2. Japan Trustee Service Bank, Ltd. (Trust account) 7.05%	2. Sumisho Lease Co., Ltd. 15.08%
	3. Mitsui Sumitomo Insurance Co., Ltd. 2.76%	3. Japan Trustee Services Bank, Ltd. (Trust account) 6.00%
	4. Sumitomo Life Insurance Company 2.56%	4. The Master Trust Bank of Japan, Ltd. (Trust account) 3.97%
	5. The Dai-ichi Mutual Life Insurance Company 1.48%	5. 000689 State Street Trust and Banking Company, Ltd. 2.13%
(14) Main Bank	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mizuho Corporate Bank, Ltd. UFJ Bank Limited The Norinchukin Bank	The Sumitomo Trust & Banking Co., Ltd. The Bank of Tokyo-Mitsubishi, Ltd. Sumitomo Mitsui Banking Corporation The Norinchukin Bank Shinkin Central Bank

(15) Relationship between Parties	Capital Relationship	Sumitomo Corporation is the parent company of Sumisho Auto Leasing.
	Personnel Relationship	1 Sumisho Auto Leasing director and 2 Sumisho Auto Leasing statutory auditors have been dispatched from Sumitomo Corporation.
	Transactional Relationship	Sumitomo Corporation is a sales customer of Sumisho Auto Leasing.

(16) Business results for 3 most recent fiscal years

	Sumitomo Corporation (Future 100% parent company)			Sumisho Auto Leasing (Future wholly-owned subsidiary)		
Fiscal Year	Fiscal Year Ending 3/31/2003	Fiscal Year Ending 3/31/2004	Fiscal Year Ending 3/31/2005	Fiscal Year Ending 3/31/2003	Fiscal Year Ending 3/31/2004	Fiscal Year Ending 3/31/2005
Sales (million yen)	6,686,622	6,266,349	6,543,813	81,339	85,804	91,643
Operating Profits (million yen)	12,788	7,457	19,802	6,053	7,781	9,139
Ordinary Income (million yen)	27,425	27,408	38,162	6,368	7,858	9,141
Net Profit for Fiscal Year (million yen)	△32,084	20,927	15,121	3,534	4,416	5,403
Net Profit per Share (yen)	△30.15	19.43	12.65	180.94	226.73	276.44
Annual Dividend per Share (yen)	8.00	8.00	11.00	22.00	24.00	26.00
Shareholders' Equity per Share (yen)	460.90	542.88	592.28	1,065.89	1,273.99	1,524.51

(Note) The figures shown above are based on the unconsolidated financial statements of Sumitomo Corporation and Sumisho Auto Leasing.

4. Situation following Share Exchange

(1) Name, description of business, head office address and representative:

There will be no change in the name, business, head office address and/or representative of either Sumitomo Corporation or Sumisho Auto Leasing as a result of the Share Exchange.

(2) Paid-in capital:

There will be no increase in Sumitomo Corporation's paid-in capital as a result of the Share Exchange.

The entire amount corresponding to the amount of net assets received as a result of the Share Exchange will be appropriated to capital reserve.

(3) Impact on Business Results:

The effect of the implementation of the Share Exchange to Sumitomo Corporation's consolidated results will be insignificant since Sumisho Auto Leasing was Sumitomo Corporation's consolidated subsidiary even before the Share Exchange.

The effect of the implementation of the Share Exchange is already reflected in the consolidated earnings target for the year ending March 31, 2006, which is set forth in the "Consolidated annual results FY2004 (Year ended March 31, 2005)" released by Sumitomo Corporation today.

Further, the effect of the implementation of the Share Exchange to Sumisho Auto Leasing's results will not be significant.

End of document